SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-2(a)

Gateway Energy Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

367600 30 1

(CUSIP Number)

GreyCap Energy, LLC, 902 Wild Valley, Houston, TX  77057

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 7, 2013

(Date of Event which Requires Filing of this Statement)

                If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

                Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See  Rule 13d-7 for other parties to whom copies are to be sent.

1.			NAMES OF REPORTING PERSONS 46-1866394
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.			Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)
6.			CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	20.40% -- 6,250,000
	8.	SHARED VOTING POWER	None Shared
	9.	SOLE DISPOSITIVE POWER	20.40% -- 6,250,000
	10.	SHARED DISPOSITIVE POWER	None Shared
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,250,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.40%
14.			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Item 1.                        Security and Issuer.  Common Stock, Gateway Energy Corporation,

            1415 Louisiana Street, Suite 4100, Houston, Texas  77002

Item 2.                        Identity and Background.    GreyCap Energy, LLC; Texas; 902 Wild Valley,

                        Houston, Texas  77057 (d) No. (e) No.

Item 3.                        Source and Amount of Funds or Other Consideration.    Working Capital

Item 4.            Purpose of the Transaction. The Reporting Persons acquired the Shares for investment purposes. Prior to the acquisition of the Shares, the Reporting Persons have had discussions with shareholders of the Issuer. The Reporting Persons intend to continually evaluate and review the Issuer’s business affairs, financial position, future prospects and management, as well as conditions in the securities markets (including but not limited to the price of and market for the Shares) and general economic and industry conditions. Based on such evaluation and review and other factors, the Reporting Persons will continue to consider various alternative courses of action and will in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, among other things: (i) acquiring additional shares of Common Stock; (ii) disposing of any or all of the shares of Common Stock held by the Reporting Persons; (iii) communicating with management and members of the board of directors; (iv) communicating with shareholders of the Issuer or other persons who may desire to become shareholders of the Issuer, regarding matters including alternatives to maximize shareholder value; (v) seeking to cause the Issuer to merge with or into, consolidate with, transfer all or substantially all of its assets to, or otherwise engage in any business combination with, one or more other parties; (vi) soliciting proxies or consents, to be used at either the Issuer’s regular annual meeting of shareholders, or at a special meeting of shareholders, or otherwise, with respect to the matters described in clause (iv) above, including possibly the election of one or more nominees of the Reporting Persons and/or such other shareholders to the board of directors of the Issuer, and other matters related thereto; (vii) seeking alone or with others to acquire control of the Issuer through a merger, proxy solicitation, tender offer, exchange offer or otherwise; and/or (viii) taking such other actions with respect to the Issuer as the Reporting Persons may from time to time determine.

Item 5.                       Interest in Securities of the Issuer.   6,250,000 or $.01 per share at Houston,

                        Texas by payment of immediately available funds.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                        None

1.      Item 7.                        Material to be Filed as Exhibits.      Common Stock Subscription

                        Agreement attached hereto.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   March 7, 2013

__/s/ Brady E. Crosswell__________________

                                                                                            Brady E. Crosswell

                                                                                            Managing Director